VIA EDGAR

October 4, 2013

Ms. Jennifer Thompson

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:          Ormat Technologies, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 11, 2013

Form 10-Q for the fiscal quarter ended June 30, 2013

Filed August 12, 2013

File No. 001-32347

Dear Ms. Thompson:

Ormat Technologies, Inc. (the “Company” or "we") acknowledges receipt of the letter dated September 30, 2013 (the “Staff Letter”) from the staff (“Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”).

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, page 134

Notes to Condensed Consolidated Financial Statements, page 140

ORMat technologies, inc.

6225 Neil Road Reno, NV 89511-1136 Telephone: (775) 356-9029 ● Facsimile: (775) 356-9039

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
October 4, 2013

Note 19 – Income Taxes, page 185

1.

We note your response to prior comment 2 and believe that, with a view toward transparency, the information included in that response would be useful information to the readers of the financial statements in helping to understand the nature of the reconciling item “dividends from foreign subsidiaries.” In future filings please include similar information from your response.

In response to the SEC’s comments, the Company will include additional discussion of significant reconciling items of its effective tax rate. Beginning with the Company’s Form 10-K for the year ending December 31, 2013 and in future filings, to the extent applicable, the Company will add the following language to the Notes to the Consolidated Financial Statements:

“During the quarter ended December 31, 2012, the Company repatriated earnings of approximately $250.0 million from two of its wholly-owned foreign subsidiaries. These cash distributions to the Company made during 2012 were the first ever remittances of foreign earnings received by the Company and were a one-time event. The Company does not plan to repatriate the funds designated as being permanently invested outside the U.S. Of the cash distributions in 2012, $177.2 million was considered to be “Dividends from foreign subsidiaries”, which impacted the Company’s effective tax rate and $13.0 million reduced the Company’s tax basis in its foreign subsidiary. In addition, $59.8 million, which resulted in a deferred tax liability at December 31, 2012, was recognized as taxable income in 2013."

* * * * * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at (775) 356-9029 (ext. 32218).

Sincerely,

By:	/s/ Doron Blachar
Doron Blachar
Chief Financial Officer,
Ormat Technologies, Inc.

cc:           Securities and Exchange Commission

Yong Kim

Jason Neithamer

Chadbourne & Parke LLP
Noam Ayali, Esq.
Charles E. Hord, III, Esq.

Goldfarb Seligman & Co.
Ido Zemach, Adv.